SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Subject Company)

INTERNATIONAL RECTIFIER CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460254-10-5

(CUSIP Number of Class of Securities)

Timothy Bixler, Esq.

Vice President, General Counsel and Secretary

233 Kansas Street

El Segundo, CA 90245

310-726-8000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person filing statement)

WITH COPIES TO:

Arthur Fleischer, Esq.

Peter S. Golden, Esq.

Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, NY  10004
(212) 859-8000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 2 (this “Amendment”) is to amend, supplement or restate, as applicable, the information set forth in Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by International Rectifier Corporation, a Delaware corporation (the “Company”) on September 29, 2008, as amended by Amendment No. 1 thereto on September 30, 2008.

Item 9.                Exhibits.

Item 9 is hereby amended to add the following new exhibit:

Exhibit No.	Description

(a)(8)	E-mail to Company employees dated September 30, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERNATIONAL RECTIFIER CORPORATION

	By:	/s/ Timothy Bixler
Timothy Bixler
Vice President, General Counsel and Secretary

Dated: September 30, 2008

Dear IR Employees:

Following Vishay’s $23 per share, unsolicited tender offer commenced yesterday, the Board of Directors reaffirmed its earlier determination that the offer significantly undervalues the future prospects of IR and is not in the best interests of the company and its stockholders. Moreover, the Board has strongly urged shareholders not to tender their shares into this offer.

It is essential that we maintain our focus on implementing our strategy to deliver innovative energy-efficient technologies and products that meet our customers’ requirements in order to create real value for our shareholders.

You are encouraged to direct any questions you may have to your manager or HR representative.

Thank you for your continued support as we work as a team towards future success as an independent company.

Below is a copy of yesterday’s announcement for your reference.

Sincerely,

Oleg Khaykin

President and CEO

International Rectifier’s Board Reiterates its Rejection of Vishay’s Unsolicited Tender Offer

Board Strongly Urges Shareholders Not to Tender Their Shares Into Vishay’s Highly-Conditional Offer

EL SEGUNDO, CA – September 29, 2008 – In response to Vishay’s $23 per share, unsolicited tender offer commenced today, the Board of Directors of International Rectifier Corporation (NYSE:IRF) unanimously reaffirmed, by a vote of those present, its earlier determination that the offer significantly undervalues the future prospects of the Company and is not in the best interests of International Rectifier and its stockholders.

Richard J. Dahl, Chairman of the Board of International Rectifier said:  “The Vishay offer is inadequate and should be rejected by our shareholders.”  Mr. Dahl added:  “Although Vishay made its initial proposal on August 15th, 2008, it has yet to secure commitments to fund its Offer.  Instead, Vishay has chosen to launch a highly-conditional offer that is subject to Vishay’s receipt of the proceeds of financing, which Vishay has stated that it is still ‘working’ on obtaining and which it may never obtain, particularly in today’s turbulent credit markets. Your Board strongly urges you not to tender your shares into this offer.”

The specific reasons for the Board’s recommendation that shareholders reject the Vishay offer are set out in the Company’s Schedule 14D-9 that will be filed with the Securities and Exchange Commission and mailed to shareholders.

About International Rectifier

International Rectifier Corporation (NYSE:IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information, go to www.irf.com.

Note: Statements made or implied in this release that are in the future tense or that are accompanied by words such as “will,” or variations of such words are “forward-looking” and involve risks and uncertainties that are not within International Rectifier’s control. A fuller explanation of these risks and uncertainties, including those related to the changes to the company’s internal controls and governance policies, is contained in International Rectifier’s periodic and other filings from time to time with the Securities and Exchange Commission.

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Company contact:

Investors

Portia Switzer

310.726.8254

Chris Toth

310.252.7731

or

Media:

Kekst & Co.

Tom Davies, 212-521-4873

Roanne Kulakoff, 212-521-4837